26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	David Zhang To Call Writer Directly +852 3761 3318 david.zhang@kirkland.com

April 1, 2016

VIA EDGAR

Ms. Susan Block

Attorney-Advisor

Office of Transportation and Leisure

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	eLong, Inc.

Schedule 13E-3 filed by eLong, Inc., et al.

Filed February 26, 2016

File No. 005-80401

Dear Ms. Block:

On behalf of eLong, Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company,” or the “Issuer”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of March 24, 2016 with respect to the Schedule 13E-3, File No. 005-80401 (the “Schedule 13E-3”) filed on February 26, 2016 by the Company and the other filing persons named therein.

For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No.1 to the Schedule 13E-3 (the “Amendment”) or the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Revised Proxy Statement”), as the case may be, filed concurrently with the submission of this letter in response to the Staff’s comments. In addition, a marked copy of the Amendment and the Revised Proxy Statement indicating changes against the Schedule 13E-3 and the preliminary proxy statement attached as Exhibit (a)-(1) thereto, respectively, are being provided to the Staff via email.

PARTNERS: Pierre-Luc Arsenault1 | Lai Yi Chau | Henry M.C. Cheng3 | Justin M. Dolling3 | David Patrick Eich3# | Liu Gan | Damian C. Jacobs3 | Wing Lau3 | Guang Li1 | Neil E.M. McDonald | Douglas S. Murning3 | Kelly Naphtali | Nicholas A. Norris3 | Jamii Quoc | Jesse D. Sheley | Qiuning Sun1 | Dominic W.L. Tsun1,3 | Li Chien Wong | David Yun3 REGISTERED FOREIGN LAWYERS: Daniel J. Abercromby3 | Damien Coles3 | David M. Irvine3 | Benjamin W. James2 | Xiaoxi Lin1 | Peng Qi1 | Benjamin Su1 | Jonathan J. Tadd3 | Xuesen Tai1 | Huimin Tang1 | David Zhang1

 ADMITTED IN: 1 State of New York (U.S.A.); 2 State of Texas (U.S.A.); 3 England and Wales; # non-resident3 England and Wales; # non-resident

Beijing Chicago Houston London Los Angeles Munich New York Palo Alto San Francisco Shanghai Washington, D.C.

April 1, 2016

We represent the special committee of the board of directors of the Company (the “Special Committee”). To the extent any response relates to information concerning China E-dragon Holdings Limited, China E-dragon Mergersub Limited, TCH Sapphire Limited, Tencent Asset Management Limited, Tencent Holdings Limited, C-Travel International Limited, Ctrip.com International, Ltd., Seagull Limited, Ocean Imagination L.P., Ocean Voyage L.P., Ocean General Partners Limited (formerly known as Fortune Smart Holdings Limited), Nanyan Zheng, Luxuriant Holdings Limited, Hao Jiang, Oasis Limited or Rong Zhou, such response is included in this letter based on information provided to the Special Committee and us by such other persons or their respective representatives.

Concurrently with the submission of this letter, the Company is filing via EDGAR the Amendment, which has been amended in response to the Staff’s comments.

Schedule 13E-3

Exhibit (a) - (1)

Special Factors, page 28

Background of the Merger, page 28

1.	The second paragraph in this section states that the board of directors and senior management have “periodically reviewed strategic alternatives that may be available to the Company.” Here or later in the proxy statement, list the alternatives considered, when they were considered, and why they were rejected in favor of this going private transaction. See Item 1013(b) of Regulation M-A.

We respectfully advise the Staff that, while the board of directors (the “Board”) and senior management of the Company have from time to time considered scenarios to maximize shareholder value through strategic transactions, none has risen to the level of a formal proposal or transaction, other than the underlying going-private proposal.  In response to the Staff’s comment, the preliminary proxy statement has been revised to remove the language referred to by the Staff. Please refer to the updated disclosure beginning on page 28 of the Revised Proxy Statement.

2.	In the following paragraph on page 28, identify the member of the Company’s management that met with Tencent representatives in July 2015 and disclose who initiated this meeting.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on page 28 of the Revised Proxy Statement.

3.	Refer to our last comment above. Provide the specific date or dates for these meetings.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on page 28 of the Revised Proxy Statement.

April 1, 2016

4.	Explain why the board appointed Mr. Adam Zhao to the board on August 17, 2015. Was this related to the consideration of this merger transaction?

We respectfully advise the Staff that the appointment of Mr. Adam Zhao to the Board was related to the consideration of this merger transaction.  At the time the Board received the going-private proposal, there were only two independent directors serving on the Board.  The Board noted that it is customary for a special committee to consist of an odd number of members for the purpose of evaluating the proposal and making relevant decisions more efficiently. The Board thus determined to appoint Mr. Zhao as a third independent director of the Company, who would also serve as a member of the special committee.  In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure beginning on page 29 of the Revised Proxy Statement.

5.	Discuss why each filing person decided to undertake the transaction now as opposed to other times in eLong, Inc.’s history. Consider Instruction 1 to Item 1013 of Regulation M-A in drafting your disclosure. We note some disclosure under “Buyer Group’s Purpose of and Reasons,” at page 51 and “Alternatives to the Merger,” at page 55, but please expand your discussion.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on page 51 of the Revised Proxy Statement.

6.	We note the disclosure on pages 32 and 33 that the special committee requested a price increase. Please disclose the actual price increase that was asked for by the special committee or advise.

In response to the Staff’s comment, we respectfully advise the Staff that the special committee did not determine or propose a specific price increase to the Buyer Group, but rather the special committee as part of its overall negotiations of the proposal instructed Duff & Phelps to request that the Buyer Group offer a higher price and consider higher price bases for its position. Such discussions continued leading up to the signing of the merger agreement, with the Buyer Group in each instance confirming that it would not increase the offer price.

7.	Please refer to the first full paragraph on page 34. We note your disclosure regarding various presentations of Duff & Phelps. Please note that each and every report, opinion, consultation, proposal or presentation, whether oral or written, received by any filing person their affiliates or representatives, constitutes a report within the meaning of Item 1015 of Regulation M-A, as required by Item 9 of Schedule 13E-3. Revise to summarize all the presentations made by third parties during the course of the meetings described, and file any exhibits pursuant to Item 9 of Schedule 13E-3. Also, any written documentation furnished along with any oral presentation should be filed and summarized in a similar fashion.

April 1, 2016

In response to the Staff’s comment, we respectfully advise that Staff that the February 4, 2016 presentation to the Special Committee of the Company was the only presentation provided by Duff & Phelps. The disclosure has been revised to eliminate ambiguities. Please refer to the updated disclosure on page 34 of the Revised Proxy Statement.

8.	The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to each filing person’s fairness determination and should be discussed in reasonable detail. The fact that some of those factors were not considered, or were considered but granted little weight in the context of this particular transaction, may be important disclosure for shareholders. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). Please revise the disclosure to discuss why any omitted factor(s) were not deemed material or relevant here, or any limitations the parties imposed on such factors in considering them in assessing fairness. We note, for example, that the factors considered by the Board do not appear to include the factors described in clauses (ii), (vi) and (viii) of Instruction 2 to Item 1014. For example, the reference to “historical market prices” on page 35 does not appear to reference prices for any periods prior to July 31, 2015 and the reference to “historical prices” on page 39 only indicate that the Board “considered the ‘historical market prices’ of the ADSs” without any additional detail.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure beginning on pages 35 and 39 of the Revised Proxy Statement.

9.	Similarly, the preceding comment applies to the fairness determination of the Buyer Group with respect to clause (vi) of Instruction 2 to Item 1014 and Item 1014(c). With respect to clause (vi), please note that Item 1014 requires the Buyer Group to discuss whether the consideration offered in the going-private transaction constitutes fair value in relation to purchase prices paid by certain members of the Buyer Group disclosed on page 104. In addition, if the procedural safeguard in Item 1014(c) was not considered, please explain why the Buyer Group believes the proposed merger is procedurally fair in the absence of such safeguard. If the Buyer Group based its fairness determination on the analysis and discussion of these factors undertaken by the Special Committee and the Board, then the Buyer Group must expressly adopt the factors and fairness analysis as its own. See Question 20 of the Exchange Act Release No. 17719 (April 13, 1981). Please revise accordingly.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on page 41 of the Revised Proxy Statement.

Reasons for the Merger, page 35

10.	On page 35, summarize the challenges the board of directors recognized to increasing shareholder value as an independent publicly traded company that led it to recommend the proposed going-private merger as an alternative.

April 1, 2016

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure beginning on page 36 of the Revised Proxy Statement.

11.	Refer to the second bullet point on page 36. Explain the “recent economic conditions in the PRC” that the filing persons considered in recommending the proposed merger.

In response to the Staff’s comment, the preliminary proxy statement has been revised to clarify that the factors listed in the referenced bullet point are the economic conditions considered by the special committee and the Board. Please refer to the updated disclosure on page 36 of the Revised Proxy Statement.

12.	On the same page, explain the “increased costs of regulatory compliance for public companies.” Explain what regulations you are referencing and when they increased.

In response to the Staff’s comments, we respectfully advise the Staff that the factor considered by the special committee and the Board refers generally to the overall costs associated with regulatory compliance for public companies. We have revised the disclosure accordingly on page 36 of the Revised Proxy Statement.

Certain Financial Projections, page 41

13.	We note the disclosure in the second to last paragraph that the projections were based on numerous assumptions and estimates of future events. Please disclose these assumptions and estimates, and summarize any limitations on these assumptions. Refer to Item 10(b)(3) of Regulation S-K.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure beginning on page 42 of the Revised Proxy Statement.

14.	We note the inclusion of cautionary language that reads in relevant part, “the Company undertakes no obligations to update…even in the event that any or all of the assumptions underlying the financial projections are shown to be in error or change, except to the extent required by applicable federal securities law.” While you can include appropriate limiting language on the reliability of the forecasted information, it is inappropriate to disclaim any responsibility to update material disclosure. Please revise.

In response to the Staff’s comment, the preliminary proxy statement has been revised to remove the limiting language referred to above. Please refer to the updated disclosure beginning on page 43 of the Revised Proxy Statement.

April 1, 2016

Effect of the Merger on the Company’s Net Book Value and Net Earnings, page 54

15.	Please supplement the table on page 55 to provide the information described in Instruction 3 of Item 1013(d) with respect to each filing person individually.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure beginning on page 55 of the Revised Proxy Statement.

Security Ownership of Certain Beneficial Owners, page 106

16.	Please provide the information required by Item 1008(a) of Regulation M-A for Tencent Asset Management Limited, Seagull Limited, Luxuriant Holdings Limited and Oasis Limited.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure beginning on page 106 of the Revised Proxy Statement.

17.	We note in footnote 3 that Mr. Zheng is the sole shareholder and sole director of Fortune, the general partner of Ocean Voyage, the general partner of Ocean Imagination, a principal shareholder of the Company, yet Mr. Zheng has zero percent voting power and zero percent ownership in the Company in the table. Please revise or advise.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure beginning on page 106 of the Revised Proxy Statement.

Opinion of Duff & Phelps LLP as Financial Advisor, Annex B

18.	See our comment above. We note the statement on page B-3 that Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters in its analysis and in connection with the preparation of its opinion. Please summarize these assumptions where you summarize the opinion.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure beginning on page 45 of the Revised Proxy Statement.

19.	We note the statement on page B-5 that the opinion “is solely that of Duff & Phelps, and Duff & Phelps’ liability in connection with this Opinion shall be limited in accordance with the terms set forth in the engagement letter” and that the opinion “is confidential, and its use and disclosure is strictly limited in accordance with the terms set forth in the Engagement Letter.” Please disclose that Duff & Phelps has consented to the use of the opinion in the document and provide us with a copy of the engagement letter with Duff & Phelps. We may have further comment.

April 1, 2016

In response to the Staff’s comment, the preliminary proxy statement has been revised to confirm that Duff & Phelps has consented to the use of the opinion in the proxy statement. Please refer to the updated disclosure on page 46 of the Revised Proxy Statement. With respect to the Staff’s note that Duff & Phelps’ liability in connection with the Opinion shall be limited in accordance with the terms set forth in the engagement letter, we respectfully advise the Staff that the highlighted language refers to the fact that the Company has agreed to provide customary indemnification to Duff & Phelps for acting as its financial advisor.  The Company further notes that the indemnification arrangement was directly disclosed in the subsequent paragraph in the opinion and in the “Opinion of the Special Committee’s Financial Advisor — Fees and Expenses” section of the Revised Proxy Sstatement on page 50.  Please refer to page 10 of the engagement letter, a copy of which has been provided supplementally as requested.  Based on the foregoing, the Company does not believe that any further disclosure is warranted in respect of the engagement letter, as all material information in respect of the engagement has been disclosed.

Exhibit (c) – (2)

20.	Please confirm that Duff & Phelps has consented to the inclusion of their discussion materials as an exhibit to the Schedule 13E-3. Also, parts of the filed version of this exhibit are difficult to read. Please refile.

In response to the Staff’s comment, we confirm that Duff & Phelps has consented to the inclusion of the discussion materials in this proxy statement as an exhibit thereto. As requested, we have refiled Exhibit (c)-(2) to the Schedule 13E-3.

* * * * *

Please note that attached hereto as Exhibit A is the written acknowledgement by each of the Company, China E-dragon Holdings Limited, China E-dragon Mergersub Limited, TCH Sapphire Limited, Tencent Asset Management Limited, Tencent Holdings Limited, C-Travel International Limited, Ctrip.com International, Ltd., Seagull Limited, Ocean Imagination L.P., Ocean Voyage L.P., Ocean General Partners Limited, Nanyan Zheng, Luxuriant Holdings Limited, Hao Jiang, Oasis Limited and Rong Zhou.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at (852) 3761-3318, Jesse Sheley at (852) 3761-3344, Amie Tang at (852) 3761-9116 or Jason Frank at (852) 3761-3490.

Sincerely,

/s/ David T. Zhang

April 1, 2016

David T. Zhang
of Kirkland & Ellis

cc:	May Wu - eLong, Inc.
Jeanette K. Chan - Paul, Weiss, Rifkind Wharton & Garrison LLP
Steven J. Williams - Paul, Weiss, Rifkind Wharton & Garrison LLP
Z. Julie Gao, Esq. - Skadden, Arps, Slate, Meagher & Flom LLP
Haiping Li, Esq. - Skadden, Arps, Slate, Meagher & Flom LLP
Karen M. Yan, Esq. - Fenwick & West LLP
Timothy B. Bancroft - Goulston & Storrs PC

April 1, 2016

EXHIBIT A

ACKNOWLEDGEMENT

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated March 24, 2016 with respect to the Schedule 13E-3, File No. 005-80401 (the “Schedule 13E-3”), filed on February 26, 2016 by the Company and the other filing persons named therein, each of the undersigned hereby acknowledges that in connection with Amendment No. 1 to Schedule 13E-3 filed concurrently with the submission of this response, as well as any subsequent amendment thereto filed with the Commission:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

eLong, Inc.

By:	/s/ May Wu
Name: May Wu
Title: Chairman of Special Committee

China E-dragon Holdings Limited

By:	/s/ Haifeng Lin
Name: Haifeng Lin
Title: Director

China E-dragon Mergersub Limited

By:	/s/ Haifeng Lin
Name: Haifeng Lin
Title: Director

TCH Sapphire Limited

By:	/s/ Lau Chi Ping Martin
Name: Lau Chi Ping Martin
Title: Authorized Signatory

April 1, 2016

Tencent Asset Management Limited

By:	/s/ Lau Chi Ping Martin
Name: Lau Chi Ping Martin
Title: Authorized Signatory

Tencent Holdings Limited

By:	/s/ Lau Chi Ping Martin
Name: Lau Chi Ping Martin
Title: Director

C-Travel International Limited

By:	/s/ Xiaofan Wang
Name: Xiaofan Wang
Title: Director

Ctrip.com International, Ltd.

By:	/s/ Xiaofan Wang
Name: Xiaofan Wang
Title: Authorized Signatory

Seagull Limited

By:	/s/ Jane Jie Sun
Name: Jane Jie Sun
Title: Director

April 1, 2016

Luxuriant Holdings Limited

By:	/s/ Li Qun Wang
Name: Li Qun Wang
Title: Director

Oasis Limited

By:	/s/ Hao Jiang
Name: Hao Jiang
Title: Director

Hao Jiang
/s/ Hao Jiang

Rong Zhou
/s/ Rong Zhou

OCEAN IMAGINATION L.P.
a Cayman Islands exempted limited partnership

By: Ocean Voyage L.P.
its General Partner

By: Ocean General Partners Limited
its General Partner

By:	/s/ Nanyan Zheng
Name: Nanyan Zheng

Title: Director

OCEAN VOYAGE L.P.
a Cayman Islands exempted limited partnership

By:	Ocean General Partners Limited
its General Partner

By:
/s/ Nanyan Zheng
Name: Nanyan Zheng

Title: Director

April 1, 2016

Ocean General Partners Limited

By:
/s/ Nanyan Zheng
Name: Nanyan Zheng
Title: Director

NANYAN ZHENG
/s/ Nanyan Zheng